Exhibit 99.2

METROMILE, A LEADING DIGITAL INSURANCE PLATFORM, TO BECOME PUBLIC COMPANY

Metromile and INSU Acquisition Corp. II (NASDAQ: INAQ) Enter Business Combination Agreement

Transaction Includes Commitment for $160 Million PIPE Led by Social Capital, Joined by Investors Including Miller Value, Clearbridge,

Hudson Structured, Mark Cuban, and New Enterprise Associates

Metromile Expanding to 49 States by Year-End 2022 and Projecting $1 Billion of Premium Run-Rate by Year-End 2024

Approximately $1.3 Billion Combined Company Pro Forma Implied Market Cap

Transaction to Provide Combined Company with up to an Estimated $294 Million in Cash to Pursue Growth Initiatives

Metromile CEO Dan Preston to Continue Leading Company

Webcast Scheduled for Today at 9:00 AM Eastern

PHILADELPHIA & SAN FRANCISCO – November 24, 2020 – Metromile, Inc. (“Metromile”), the leading digital insurance platform and pay-per-mile auto insurer, and INSU Acquisition Corp. II (NASDAQ: INAQ) (“INSU II”), a publicly-traded special purpose acquisition company sponsored by Cohen & Company, LLC, a subsidiary of Cohen & Company Inc. (NYSE American: COHN), announced today that they have entered into a definitive business combination that will result in Metromile becoming a publicly listed company. Upon closing of the transaction, the combined company will be named Metromile, Inc. and is expected to remain listed on NASDAQ under the new ticker symbol “MLE”.

Company Overview

Metromile is revolutionizing the fragmented $250+ billion U.S. personal auto insurance market with real-time digital auto insurance personalized for low-mileage drivers. About two-thirds of U.S. drivers are considered low-mileage and could be overpaying for auto insurance because they do not pay per mile. Today, Metromile’s insurance customers save 47% on average compared to what they were paying their previous auto insurer.1 Metromile is making auto insurance fairer with pricing and billing by the mile, with precise rates based on how and how much they drive instead of industry-standard approximations or estimates.

Metromile’s fully digital customer experience is designed for the modern driver. Customers sign up, access customer support and file claims through its mobile app. Claims are handled quickly and, in most cases, are fully automated. Exclusive features like street sweeping alerts and auto health tips engage drivers along the way. The result is a community of fiercely loyal customers who enjoy far more than price savings.

[1]	Customers who reported savings when switching to Metromile, as of 2018

By downloading Metromile’s free Ride Along™, consumers can determine if they are a low-mileage driver, see what they could save with Metromile before switching and get their best rate.

With data science at its core, Metromile unlocks the predictive value of data generated by autos, mobile phones and other sources. Its model translates into a better customer experience, higher customer retention rates, and greater operating profits, while lowering customer acquisition costs, fraud and servicing expenses.

Additionally, with Metromile Enterprise, the company is now powering the digital transformation of the global insurance industry. Launched in 2019, Metromile Enterprise is a cloud-based software-as-a-service solution that helps large, incumbent insurers transition into an era of modern mobility. By licensing key components of its technology platform – including claims automation and fraud detection tools – the company accelerates P&C carriers’ digital roadmaps and meaningfully participates in the profit improvements they realize, generating growing and recurring high-margin revenue.

Management and Investor Comments

“We founded Metromile to address the vast inequities in auto insurance, and we are proving that our model of real-time, digital auto insurance is both resilient and sustainable,” said Dan Preston, Chief Executive Officer of Metromile. “Our data science-driven technology platform creates a significant advantage, and customers are thrilled with their savings and experience. At the same time, we’re generating industry-leading underwriting metrics and unit economics. We’re demonstrating there doesn’t have to be a tradeoff between customer happiness and a healthy, profitable business.”

“We are excited to bring our vision of transforming the auto insurance industry to the public markets by partnering with Daniel Cohen and the team at INSU II, whose deep experience in the insurtech space will help propel Metromile to the next level,” continued Preston. “Today’s announcement launches Metromile’s new chapter in delivering the fairest, most individualized auto insurance. As a public company, we expect to use our strengthened balance sheet to accelerate our growth, bring Metromile nationwide, and scale rapidly toward sustained profitability. The era of fixed price auto insurance is coming to an end.”

“The massive U.S. auto insurance industry has been inefficient and ripe for disruption for decades, and Metromile’s technology platform provides a clear competitive advantage over the legacy carriers, positioning them at the forefront of the revolution they founded,” said Daniel Cohen, Chairman of the Board of Directors of INSU II. “Led by visionary technologists and complemented by the best veterans from top insurance carriers, Metromile has built a digital auto insurer with compelling and durable unit economics. The team has created a distinct offering that vastly differentiates Metromile in the marketplace.”

“Metromile’s technology sets them apart, driving huge advantages that will deliver significant and profitable growth for decades to come. I expect them to be a generational business,” added Chamath Palihapitiya, Founder and CEO of Social Capital. “In addition to saving consumers considerable amounts of money, the Metromile platform has been built from the ground-up as a technology company, reshaping how an insurance business operates. No industry should be more impacted by digitization than insurance, and Metromile is leading the way. We are excited to work with this team and support their important transition to becoming a public company.”

“I’ve long been a fan of Metromile’s team and amazing product. During these times of financial hardship, unemployment, and work from home, Metromile provides an important insurance alternative. The option to pay for insurance by the mile is a game changer and why I’m incredibly excited about Metromile’s future!” said entrepreneur and early Metromile investor Mark Cuban.

Metromile Highlights

●	A leader in digital auto insurance
o	Largest pay-per-mile digital insurer in the fragmented $250+ billion U.S. auto insurance market
o	76% average annual premium growth rate from 2015-2019
o	Average new customer lifetime of 3.4 years; customers that have been with Metromile for at least one year have average customer lifetime of 5.2 years
o	Proprietary technology and data create barrier to entry
●	Unique customer value proposition
o	Average customer savings of 47% from previous auto insurance policy
o	Net promoter score of 55 overall; net promoter score of 75 for claims process
●	Data science-driven economic advantages
o	Approximately 3 billion miles of driving data collected
o	Moment-by-moment driving behavior data derived from plug-in devices, connected vehicles and mobile phones is built into pricing and underwriting
o	Industry-leading 59% loss ratio year-to-date as of September 30, 2020; automated fraud discovery delivers triple the recovery over the industry average
●	Poised to grow and scale rapidly nationwide
o	21 state footprint by end of 2021 and 49 states by end of 2022
o	Omni-channel customer growth engine leverages digital, offline and partnerships
o	Ride Along™ “try before you buy” app converting 20% of users into customers
o	Expect to achieve $1 billion of insurance premium run-rate by year-end 2024
●	Industry-recognized Metromile Enterprise offering growing rapidly
o	Automated claims and fraud detection tools offered as a cloud-based enterprise software offering to global P&C insurers
o	Earning multi-million-dollar annual recurring revenue from enterprise software licenses with four active deployments
o	Expect to achieve $48 million of enterprise software revenue in 2024
●	Visionary, experienced leadership team
o	Diverse team of Silicon Valley’s best technologists and insurance industry veterans of organizations including Google, Uber, Progressive, SAP and Salesforce
o	Leadership diversity ensures company is equally focused on loss ratios, unit economics and profitability as it is on customer experience and technology innovation

Transaction Highlights

INSU II will combine with Metromile for aggregate consideration of approximately $842 million in INSU II Class A common stock and up to $30 million of cash consideration, plus an additional 10 million shares of Class A common stock that will be earned if the combined company achieves certain price targets over time. The transaction reflects an estimated implied pro forma enterprise value at closing of $956 million. In connection with the transaction, investors led by Social Capital, and including Hudson Structured Capital Management Ltd., doing its re/insurance business as HSCM Bermuda (“HSCM”), Miller Value, Clearbridge and Mark Cuban, have committed to invest $160 million in a private purchase of INSU II Class A common stock. Metromile’s earlier investors include New Enterprise Associates (NEA), Hudson Structured, Intact Ventures, Tokio Marine, Index Ventures, Mark Cuban and others, and will remain significant and active holders of Metromile’s stock.

It is anticipated that the transaction will provide Metromile with up to approximately $294 million of cash at closing. The combined company expects to use proceeds from the transaction to reduce existing debt and accelerate growth initiatives, including expanding into new markets, increasing partnerships and launching new products and features.

The Boards of Directors of each of INSU II and Metromile have unanimously approved the transaction. The transaction will require the approval of the stockholders of INSU II and Metromile, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, and other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first quarter of 2021.

Advisors

J.P. Morgan Securities LLC is serving as exclusive financial advisor to Metromile, and Cooley LLP is serving as legal counsel to Metromile in connection with the transaction.

Cantor Fitzgerald & Co., J.P. Morgan Securities LLC, Wells Fargo and Northland Capital Markets are acting as capital markets advisors to INSU II.

J.P. Morgan Securities LLC, Wells Fargo, and Allen & Company are serving as placement agents to INSU II and Latham & Watkins LLP is serving as legal counsel to the placement agents.

Ledgewood is serving as legal counsel to INSU II in connection with the transaction.

Webcast Information

Investors may listen to a pre-recorded call regarding the proposed business combination later today at 9:00 am ET. Please visit Metromile’s investor relations website www.metromile.com/investor-relations to access the webcast.

Investor Presentation

An investor presentation will be available at www.metromile.com/investor-relations and filed with the SEC as an exhibit to a Current Report on Form 8-K prior to the call, and available on the SEC website at www.sec.gov.

Dial-in Information

The call may also be accessed by dialing (877) 407-0789 for domestic callers or (201) 689-8562 for international callers. Once connected with the operator, please provide the conference ID of “13713586.”

A replay of the call will also be available today from 11:00 am ET to 11:59 pm ET on December 8, 2020. To access the replay, the domestic toll-free access number is (844) 512-2921 and participants should provide the conference ID of “13713586.”

About Metromile

Metromile is a leading digital insurance platform in the United States. With data science as its foundation, Metromile offers its insurance customers real time, personalized auto insurance policies, priced and billed by the mile, with rates based on precisely how and how much they actually drive, instead of using the industry standard approximations and estimates that make prices unfair for most customers. Through Metromile’s digitally native offering, built around the needs of the modern driver, its per-mile insurance policies save customers, on average, 47% over what they were paying their previous auto insurer.

In addition, through Metromile Enterprise, it licenses its technology platform to insurance companies around the world. This cloud-based software as a service enables carriers to operate with greater efficiency, automate claims to expedite resolution, reduce losses associated with fraud, and unlock the productivity of employees.

For more information about Metromile, visit www.metromile.com and enterprise.metromile.com.

About INSU Acquisition Corp. II

INSU Acquisition Corp. II is a special purpose acquisition company sponsored by Cohen & Company, LLC, a subsidiary of Cohen & Company Inc. (NYSE American: COHN) and formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the insurance industry. The company raised $230,000,000 in its initial public offering in September 2020 and is listed on the NASDAQ under the symbols “INAQ”, “INAQU” and “INAQW”.

About Hudson Structured Capital Management Ltd.

Hudson Structured Capital Management Ltd. is an asset manager focused on alternative investments seeking mezzanine level returns. Our focus is on the Re/Insurance and Transportation sectors. HSCM launched in 2016 and as of November 1, 2020, has more than $2.75 billion in assets under management and committed capital. HSCM focuses on core economic sectors that are likely to outgrow global GDP, offer low correlations with broader markets, and are experiencing a shift from balance sheet and to market financing. For more information, please visit www.hscm.com.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including insurance premium run-rate and enterprise software revenue. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of INSU Acquisition Corp. II, Metromile, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of INSU Acquisition Corp. II or other conditions to closing in the transaction agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Metromile, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Metromile, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by INSU Acquisition Corp. II. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. INSU Acquisition Corp. II and Metromile, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Important Information for Investors and Stockholders

In connection with the proposed Business Combination between Metromile, Inc. and INSU Acquisition Corp. II, INSU Acquisition Corp. II intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to INSU Acquisition Corp. II stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. INSU Acquisition Corp. II stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with INSU Acquisition Corp. II’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about Metromile, Inc., INSU Acquisition Corp. II and the proposed transactions. The definitive proxy statement / prospectus will be mailed to INSU Acquisition Corp. II stockholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Joe Pooler, Chief Financial Officer and Treasurer, INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

INSU Acquisition Corp. II and its directors and officers may be deemed participants in the solicitation of proxies of INSU Acquisition Corp. II stockholders in connection with the proposed business combination. INSU Acquisition Corp. II stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of INSU Acquisition Corp. II in INSU Acquisition Corp. II’s prospectus filed with the SEC on September 4, 2020.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to INSU Acquisition Corp. II stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that INSU Acquisition Corp. II intends to file with the SEC.

Contacts

Investor Relations

Garrett Edson, ICR

ir@metromile.com

646-277-1889

Public Relations

Rick Chen, Metromile

Doug Donsky, ICR

press@metromile.com

415-676-7744

INSU II and Cohen & Company

Amanda Abrams

aabrams@cohenandcompany.com

215-701-9693